Exhibit 99.1

RESTRICTED SHARE PLAN

APRIL 4, 2011 (as amended MARCH 26, 2013)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.01	Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time;
B.	“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;
C.	“Change of Control” means the occurrence of any one or more of the following events:
(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;
(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;
(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or
(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

D.	“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the board;
E.	“Corporation” means Sandstorm Gold Ltd., a corporation incorporated under the Act;
F.	“Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares;
G.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;
H.	“Directors” means the board of directors of the Corporation from time to time;
I.	“Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”);
J.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;
K.	“Eligible Employees” means employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;
L.	“Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation;

M.	“Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106;
N.	“Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

O.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted;
P.	“Plan” means the Corporation’s restricted share plan, as same may be amended from time to time;
Q.	“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;
R.	“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;
S.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant;
T.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;
U.	“Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights;
V.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;
W.	“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than the Retirement of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate;
X.	“TSX” means the Toronto Stock Exchange; and
Y.	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.

1.02	Securities Definitions: In the Plan, the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in the Securities Act (British Columbia).
1.03	Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.
1.04	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.
1.05	References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.
1.06	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2
PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

2.01	Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.
2.02	Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.
2.03	Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the board of directors of the Corporation.

2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant in the Plan;
(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and
(c)	the number of Restricted Shares issued to each Participant under the Plan.
2.05	Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.
2.06	Maximum Number of Shares: The aggregate maximum number of Shares reserved for issuance from treasury under the Plan shall not exceed 2,800,000 Shares.

Notwithstanding the foregoing, the aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights (as defined below) which are issued in accordance with the provisions of the Plan.

The maximum aggregate number of Shares:

(a)	which may be reserved for issuance to any one Participant under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the Grant Date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 10% of the Shares issued and outstanding on the Grant Date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

ARTICLE 3
RESTRICTED SHARE PLAN

3.01	Restricted Share Plan: The Plan is hereby established for the Participants.
3.02	Participants: Subject to Section 2.06 the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights to acquire any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. Each Restricted Share Right shall entitle the Participant to receive one Share of the Corporation, without payment of additional consideration, at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, without any further action on the part of the holder of the Restricted Share Right in accordance with this Article Three.

3.03	Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical.
3.04	Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Rights.
3.05	Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.
3.06	Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than sixty (60) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than sixty (60) days prior to the Deferred Payment Date.
3.07	Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.
3.08	Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.
3.09	Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.
3.10	Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.
3.11	Change of Control: In the event of a Change of Control, the Corporation shall forthwith issue Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.
3.12	Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation or by a written resolution of all of the shareholders of the Corporation in accordance with the Act and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.
3.13	Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Corporation’s board of directors.

ARTICLE 4
WITHHOLDING TAXES

4.01	Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 5
GENERAL

5.01	Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Corporation’s board of directors.
5.02	Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would:
(a)	materially increase the benefits under the Plan;
(b)	increase the number of Shares, other than by virtue of Sections 5.06, 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; or
(c)	materially modify the requirements as to eligibility for participation in the Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

5.03	Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.
5.04	Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the end of the Restricted Period or prior to the Deferred Payment Date, if applicable.
5.05	No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

5.06	Automatic Extension of Restricted Period or Deferred Payment Date during Black Outs: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect.
5.07	Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:
(a)	the number of Shares available under the Plan; and
(b)	the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.08	Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within 10 days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:
(a)	the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;
(b)	the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and
(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada).
5.09	No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
5.10	Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.
5.11	Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.